# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: zSpace, Inc., CIK 0001637147
CUSIP: 98980W206
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 55 Nicholson Lane, San Jose, California (CA), 95134
Date of event which requires filing of this statement: 04/21/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001841619

## Reporting persons
- 3i, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 336,211; sole dispositive power 0; shared dispositive power 336,211; aggregate amount beneficially owned 336,211 (9.9% of the class)
  Comment: As more fully described in Item 4 of this statement on Schedule 13G (this ''Schedule 13G''), such shares and percentage are based on 3,039,272 shares of common stock, par value $0.00001 per share, of the issuer (the ''Common Stock'') outstanding as of April 14, 2026, as disclosed in the press release filed as an exhibit to the issuer's Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission (the ''SEC'') on April 17, 2026 (the ''Press Release''). Beneficial ownership consists of (i) 10,000 shares of Common Stock directly held by the reporting person and (ii) 326,211 shares of Common Stock issuable in any combination upon conversion of senior secured convertible notes in the principal aggregate amount of approximately $6.6 million (the ''Notes'') held directly by the reporting person, conversions of which are each subject to a 9.99% beneficial ownership limitation provision (a ''Blocker''). Such numbers of shares of Common Stock reflect the issuer's 1-for-25 reverse stock split of its outstanding shares of Common Stock effected on April 20, 2026 (the ''Reverse Stock Split'').
- 3i Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 336,211; sole dispositive power 0; shared dispositive power 336,211; aggregate amount beneficially owned 336,211 (9.9% of the class)
  Comment: As more fully described in Item 4 of this Schedule 13G, such shares and percentage are based on 3,039,272 shares of Common Stock outstanding as of April 14, 2026, as disclosed in the Press Release. Beneficial ownership consists of (i) 10,000 shares of Common Stock indirectly held by the reporting person and (ii) 326,211 shares of Common Stock issuable in any combination upon conversion of the Notes held indirectly by the reporting person, conversions of which are each subject to a Blocker. Such numbers of shares of Common Stock reflect the Reverse Stock Split.
- Maier Joshua Tarlow: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 336,211; sole dispositive power 0; shared dispositive power 336,211; aggregate amount beneficially owned 336,211 (9.9% of the class)
  Comment: As more fully described in Item 4 of this Schedule 13G, such shares and percentage are based on 3,039,272 shares of Common Stock outstanding as of April 14, 2026, as disclosed in the Press Release. Beneficial ownership consists of (i) 10,000 shares of Common Stock indirectly held by the reporting person and (ii) 326,211 shares of Common Stock issuable in any combination upon conversion of the Notes held indirectly by the reporting person, conversions of which are each subject to a Blocker. Such numbers of shares of Common Stock reflect the Reverse Stock Split.

## Item 1. Issuer
Name of issuer: zSpace, Inc.
Address of issuer's principal executive offices: 55 Nicholson Lane, San Jose, CA 95134

## Item 2. Person Filing
Name of person filing:
(i) 3i, LP, a Delaware limited partnership ("3i");

(ii) 3i Management LLC, a Delaware limited liability company ("3i Management''); and

(iii) Maier Joshua Tarlow ("Mr. Tarlow").

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to this Schedule 13G, pursuant to which such Reporting Persons have agreed to file this Schedule 13G and all subsequent amendments jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The filing of this Schedule 13G should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the shares of Common Stock reported herein.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 2 Wooster Street, 2nd Floor, New York, NY 10013.
Citizenship: 3i is a Delaware limited partnership. 3i Management is a Delaware limited liability company. Mr. Tarlow is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover pages to this Schedule 13G and is incorporated herein by reference for each such Reporting Person.

The share amounts and ownership percentages disclosed on such cover pages as of the date of this Schedule 13G are based on 3,039,272 shares of Common Stock outstanding as of April 14, 2026, as disclosed in the Press Release. Numbers of shares of Common Stock reflect the Reverse Stock Split.

The Reporting Persons are filing this Schedule 13G as a result of 3i's delivery of a notice to the issuer on April 20, 2026, effective 61 days thereafter, to increase the Blockers in each of the Notes from 4.99% to 9.99%. As of the date of this Schedule 13G, 3i holds (i) 10,000 shares of Common Stock and (ii) the Notes in the principal aggregate amount of approximately $6.6 million, conversions of which are each subject to a Blocker. 3i may convert the Notes into, in any combination, an aggregate of 326,211 shares of Common Stock, as a result of the triggering of the Blockers, each of which prohibits 3i from converting such Notes into shares of Common Stock if, as a result of such conversion, 3i, together with its affiliates and any persons acting as a group together with 3i or any of such affiliates, would beneficially own more than 9.99% of the total number of shares of Common Stock then issued and outstanding immediately after giving effect to such conversion.

Consequently, 3i beneficially owns 336,211 shares of Common Stock (the "Shares"). 3i is the beneficial owner of the Shares and has the power to dispose of and the power to vote the Shares beneficially owned by it, which power may be exercised by 3i Management, the general partner of 3i. Mr. Tarlow, as the manager of 3i Management, has shared power to vote and/or dispose of the Shares beneficially owned by each of 3i and 3i Management. Mr. Tarlow does not directly own the Shares. By reason of the provisions of Rule 13d-3 of the Act, Mr. Tarlow may be deemed to beneficially own the Shares beneficially owned by 3i and 3i Management, and 3i Management may be deemed to beneficially own the Shares beneficially owned by 3i.
Percent of class:
(A) 3i: 9.99%

(B) 3i Management: 9.99%

(C) Mr. Tarlow: 9.99%
Sole power to vote or to direct the vote:
(A) 3i: 0.00

(B) 3i Management: 0.00

(C) Mr. Tarlow: 0.00
Shared power to vote or to direct the vote:
(A) 3i: 336,211.00

(B) 3i Management: 336,211.00

(C) Mr. Tarlow: 336,211.00
Sole power to dispose or to direct the disposition:
(A) 3i: 0.00

(B) 3i Management: 0.00

(C) Mr. Tarlow: 0.00
Shared power to dispose or to direct the disposition:
(A) 3i: 336,211.00

(B) 3i Management: 336,211.00

(C) Mr. Tarlow: 336,211.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 1 filed herewith.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Joint Filing Agreement

## Signatures
- 3i, LP: /s/ Maier Joshua Tarlow, Maier Joshua Tarlow, Manager of 3i Management LLC, General Partner of 3i, LP (04/23/2026)
- 3i Management LLC: /s/ Maier Joshua Tarlow, Maier Joshua Tarlow, Manager (04/23/2026)
- Maier Joshua Tarlow: /s/ Maier Joshua Tarlow, Maier Joshua Tarlow (04/23/2026)
Comment: Exhibit 1